
February 13, 2013

<u>Via E-mail</u>
Mr. Daniel J. Moos
President and Chief Executive Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 300
Dallas, TX 75234

   RE: **Transcontinental Realty Investors, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed April 3, 2012
     File No. 1-09240

Dear Mr. Moos:

   We have reviewed your response letter dated January 15, 2013, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

   After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Significant Real Estate Acquisitions/Dispositions and Financings, page 6</u>

1. We have reviewed your responses to prior comments 1 and 8. We note that you continued to be obligated under a mortgage note or guaranty, received no cash consideration from the sales, and no transaction was actually recorded. Furthermore, your responses indicate that the business reason for the sales is that the buyers have extensive experience in the process of filing for Chapter 11 bankruptcy protection in order to facilitate a reorganization of the business assets and debt or assist in the liquidation of such assets and substantially more staff and time available to assist the entity or asset in a reorganization or liquidation plan. It appears that in substance the transactions are akin to the receipt of services from the related or third parties. Please clarify to us what consideration, if any, these parties received related to these transactions.

2.   In addition, please revise in future filings to more clearly disclose the terms of the transactions, how the transactions were accounted for, and how any gain or loss was calculated. Please provide us with your proposed disclosure.

Note 2. Real Estate

Acquisitions/Dispositions, page 57

3.   Your response to prior comment 7 indicates that a majority of the transactions are with entities that are unrelated third parties. Please tell us why these parties were identified in your disclosure as related parties under common control (e.g. FRE Real Estate, Inc., Liberty Bankers Life Insurance Company, etc.). In addition, describe for us in detail the company's current and past relationship with these entities and affiliates, including but not limited to, the nature of the company's relationship with Ronald F. Akin and F. Terry Shumate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

                                        Sincerely,

                                        /s/ Jonathan Wiggins

                                        Jonathan Wiggins
                                        Staff Accountant